Dolly Varden Announces Closing of the Acquisition of Hecla's Kinskuch Property

Vancouver, British Columbia - May 26, 2025 - Dolly Varden Silver Corporation (TSX-V: DV | NYSE-A: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that, further to its news release dated May 5, 2025, it has completed the acquisition of the Kinskuch Property in northwest BC's Golden Triangle (the "Transaction"). The Kinskuch Property is adjacent to the Company's Kitsault Valley Project and dramatically increases the Kitsault Valley Project size to approximately 77,000 hectares, covering some of the most underexplored and prospective rocks for silver, gold and copper mineralization in the Golden Triangle.

Dolly Varden completed its acquisition of the Kinskuch Property from  Hecla Mining Company ("Hecla") for consideration of $5 million, which was satisfied by Dolly Varden issuing 1,351,963 common shares of the Company ("Common Shares") to Hecla.  Hecla will also retain a 2% net smelter return royalty on the Kinskuch Property area (the "NSR"). The NSR will include a 50% buyback right, for $5 million, that will allow Dolly Varden to reduce the royalty to 1% at any time. As per an existing agreement between Dolly Varden and Hecla, Hecla will maintain a designated position on Dolly Varden's Technical Committee, working together to unlock the potential of the underexplored areas.

About the Kinskuch Property

The Kinskuch Property is contiguous on the east and south of Dolly Varden's Kitsault Valley Project, and through the acquisition Dolly Varden will increase the mineral tenure holdings and triple the total strike length of favorable Jurassic age Hazelton-group volcanic rocks and associated "Red Line" by adding the Illiance trend to the Kitsault Valley trend. Both the Kitsault Valley and the Illiance trends are interpreted to be part of a district scale, sub-basin of the Eskay Rift period. The Illiance trend has seen little modern exploration work, limited to localized diamond drilling by Hecla on the three kilometer long, north-south trending Illy epithermal system.

Also included within the acquisition area is the past producing Esperanza Mine (1910), interpreted as quartz-carbonate veins with similar silver grades to the historic Dolly Varden Mine (1920) hosted in Upper Hazelton sedimentary rocks. The Esperanza Mine is located along the Kitsault Valley access road, two kilometers north of Dolly Varden's camp in Alice Arm, BC.

The southwestern portion of the acquired claims covers Hazelton Group rocks that trend to within seven kilometers of Goliath Resources Limited's recently discovered Surebet Zone gold mineralization.

The area within the Kinskuch Property that trends south of Big Bulk has the potential to host additional gold-copper porphyry systems along the south trend towards the Kitsault molybdenum porphyry deposit, which is being actively advanced by New Moly LLC.

Figure 1: The location of the Kinskuch Property is shown in blue, the location of the Porter Property is shown in green (the acquisition of which was announced in a news release dated May 23, 2025), and the location of the MTB Metals Corp. properties are show in orange (the proposed acquisition of which was announced in a news release dated May 15, 2025 and which is not yet complete).

Further Information

Hecla is considered a "related party" of the Company pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") on account of Hecla owning 10,606,374 Common Shares of Dolly Varden, representing approximately 13.3% of the outstanding Common Shares. As such, the Transaction is considered a "related party transaction" pursuant to MI 61-101. The Transaction is exempt from the formal valuation requirements and minority shareholder approval requirements of MI 61-101 pursuant to Section 5.5(a) and Section 5.7(1)(a), respectively, as the value of the Common Shares issuable pursuant to the Transaction will not exceed 25% of the Company's market capitalization.

The Transaction was negotiated by disinterested members of management of Dolly Varden and Hecla.  The Transaction was unanimously approved by the disinterested members of the Dolly Varden Board of Directors.

The Common Shares issuable to Hecla will be subject to a four-month statutory hold period in accordance with applicable securities laws. No finder's fees or commissions are payable by the Company in connection with the Transaction.

The securities described in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, or the laws of any state or other jurisdiction of the United States.  These securities may not be offered or sold in the United States absent such registration or an available exemption therefrom.  This release does not constitute an offer to purchase or a solicitation of an offer to buy securities in any jurisdiction.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Property, the Homestake Ridge Property and the Kinskuch Property) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 770 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk Property which is prospective for porphyry and skarn style copper and gold mineralization that trends south onto the Kinskuch Project. This porphyry belt is similar in age and mineralization style to other such deposits in the region (Red Mountain, KSM, Red Chris). Approximately 20 km northwest of the Kitsault Valley Project, Dolly Varden also has the Porter Property which hosts the past producing Porter Idaho silver mine and potential for additional high-grade silver in epithermal veins.

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the proposed benefits of Kinskuch and Porter Properties to the Company, and the proposed acquisition of the MTB Metals Corp properties.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.